50 3/17/04 [illegible]

04004969

SECURITIES [illegible] COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37329

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Brut, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

SEC MAIL PROCESSING RECEIVED MAR 01 2004 WASH D.C. 181 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Broadway, 9th Floor
(No. and Street)

New York (City) New York (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeannette Gaston 212-952-0280
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Ezra Sofer, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Brut, LLC and subsidiary for the year ended December 31, 2003 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, member or director has any proprietary interest in any account classified solely as that of a customer.

Signature Feb 25, 2004
Date

Chief Financial Officer
Title

Subscribed and Sworn to before me
on this 25th day of Feb, 2004

Notary Public

NOTARY PUBLIC, State of New York
Qualified in County
Commission Expires Aug. 18, 20 05

BRUT, LLC
(S.E.C. I.D. No. 8-37329)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Members of Brut, LLC:

We have audited the accompanying consolidated statement of financial condition of Brut, LLC and subsidiary (the "Company") as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of Brut, LLC and subsidiary at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2004

BRUT, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 18,408,098
Cash deposited with clearing organizations	3,380,222
Deposit with clearing broker	1,536,660
Receivables from brokers and dealers, net of allowance for doubtful accounts of $750,277	14,367,336
Market data receivable	1,734,269
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation of $2,959,573	3,755,727
Receivables from affiliates	699,899
Other assets	245,506
TOTAL ASSETS	$ 44,127,717

LIABILITIES AND MEMBERS' EQUITY

Bank overdrafts	$ 1,102,043
Clearance and execution fees payable	6,000,087
Accrued compensation and benefits	1,903,000
Payables to affiliates	1,060,698
Accounts payable and accrued expenses	2,692,716
Total liabilities	12,758,544
MEMBERS' EQUITY	31,369,173
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 44,127,717

See notes to consolidated statement of financial condition.

BRUT, LLC

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Brut, LLC, a Delaware limited liability company, is a registered broker-dealer and operator of The BRUT ECN System (the "System"), an electronic communications network ("ECN") that allows its subscribers to enter orders for display, view and execution against the orders entered by other subscribers, view the trading interest of other market participants, and route orders through the System to trade with said participants. Subscribers primarily use the System for transaction activity in securities traded on the Nasdaq Stock Market ("Nasdaq"), although the System also offers similar capabilities with respect to securities traded on the New York and American Stock Exchanges. Brut Europe Limited, a wholly-owned subsidiary of Brut, LLC, is an introducing broker-dealer which was set up to generate a European subscriber base to the System. Brut, LLC and its subsidiary, Brut Europe Limited, are collectively referred to herein as the "Company".

The Company charges transaction fees to subscribers and other market participants that execute transactions against System orders, or for subscriber orders which route through the System for execution against other market participants. Transaction fees are determined on a per share basis and are billed monthly, net of any rebates. Brut, Inc., a Delaware corporation with a 1% ownership interest in the Company, is the Manager of the Company pursuant to an Operating Agreement. The Company clears and settles all trading activities that take place on the System except for institutional trades and DOT-processed listed securities.

The Company participates, through the Cincinnati Stock Exchange and the Boston Stock Exchange, in the Unlisted Trading Privilege plan, which is a joint program between and among Nasdaq and all regional stock exchanges. Under the plan, the revenue collected from the sale of quote and trade information to market data vendors is distributed to plan members based on the amount of market data contributed by each member.

The company is a wholly-owned, indirect subsidiary of SunGard Data Systems, Inc. ("SunGard").

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ materially from those estimates.

All material intercompany transactions and balances have been eliminated in consolidation.

Transaction Fees - Transaction fees from securities transactions are recorded on trade date.

Market data revenue – Market data revenue are recorded as earned. Revenue is based on both share and trade volumes.

Cash and Cash Equivalents - The Company considers all money market instruments and highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2003, cash equivalents represent investments in money market funds.

Furniture, Equipment and Leasehold Improvements - Furniture and equipment are being depreciated on a straight-line basis over their estimated useful lives of three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful lives or the life of the lease.

Income Taxes - The Company is a limited liability company and, as such, is not subject to federal or state income taxes. All items of taxable income and all income tax deductions flow through to the holders of member shares, in proportion to their ownership interest. Limited liability companies are, however, subject to New York City Unincorporated Business Taxes.

New Accounting Pronouncements – In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties ("variable interest entities"). Variable interest entities ("VIEs") are required to be consolidated by their primary beneficiaries if they do not effectively disperse risks among parties involved. Under FIN 46, the primary beneficiary of a VIE is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. FIN 46 also requires new disclosures about VIEs. The adoption of FIN 46 did not have an effect on the Company's consolidated financial position.

In October 2003, the FASB agreed to defer the effective date of FIN 46 for arrangements with VIEs existing prior to February 1, 2003 to fiscal periods ending after December 15, 2003. Subsequently in December 2003, the FASB issued a revision of FIN 46 ("FIN 46R"), which replaces FIN 46, to modify FIN 46 to address certain technical corrections and implementation issues that have arisen. The adoption of FIN 46R does not have an effect on the Company's consolidated financial position.

3. RELATED PARTY TRANSACTIONS

The Company pays for the utilization and development of the System to SunGard Trading Systems ("STS"). At December 31, 2003, STS payables were $54,600 and are included in clearance and execution fees payable in the consolidated statement of financial condition.

The Company pays for the utilization of the Phase3 clearance system to SunGard Financial Systems ("SFS"). At December 31, 2003, SFS payables were $895,000 and are included in clearance and execution fees payable in the consolidated statement of financial condition.

In 2003, the Company purchased computer equipment from SunGard Trading System VAR, LLC. and STS for $167,084 and $975,968, respectively.

The Company pays transaction fees to SunGard Global Execution Services ("SGES") for the routing of share volumes to the New York Stock Exchange. At December 31, 2003, the Company had payables related to these services of $4,103 in clearance and execution fees payable in the consolidated statement of financial condition.

The Company pays SunGard Business Intergration ("SBI") for services related to trade reporting to the Cincinnati and Boston Stock Exchanges. At December 31, 2003, the Company had payables related to these services of $15,000 in clearance and execution fees payable in the consolidated statement of financial condition.

Certain affiliates paid general, administrative and other expenses on behalf of the Company. At December 31, 2003, the Company had payables related to these services of $84,313 in payables to affiliates in the consolidated statement of financial condition.

Receivables from affiliates relates to payments made by the Company for cost incurred by other affiliates for taxes, business acquisition and other operating expenses.

All affiliates referred to above are wholly-owned subsidiaries of SunGard.

4. NET CAPITAL REQUIREMENTS AND MEMBERS' EQUITY

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. The Rule also requires that aggregate indebtedness not exceed 15 times net capital. At December 31, 2003, the Company had net capital of $9,448,423, which was $8,597,854 in exess of its required net capital of $850,569.

The Company has an agreement with its clearing broker that enables the Company to include certain assets as allowable assets in its Net Capital Computation.

In January 2003, the Company received a $6,000,000 capital contribution from SunGard.

5. GUARANTEES, COMMITMENTS AND CONTINGENT LIABILITIES

Brokerage Activities – The Company provides guarantees to securities clearinghouses and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. If a member becomes unable to satisfy its obligations to the clearinghouses, other members would be required to meet its shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the consolidated statement of financial condition for these arrangements.

Litigation - In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with outside counsel, that there are no matters pending against the Company that could have a material adverse effect on the financial condition of the Company at December 31, 2003.

Leases - As of December 31, 2003, the Company has non-cancelable operating leases through 2010 for office space. At December 31, 2003, future minimum rental commitments under these leases are as follows:

December 31,	
2004	348,841
2005	350,928
2006	321,108
2007	305,968
Thereafter	-
Total	$ 1,326,845

The leases contain provisions for escalations based on certain costs incurred by the lessor.

Risks and Uncertainties - The Company generates substantially all of its revenue from transaction fees charged to market participants that either execute transactions against buy or sell orders in the System or have transactions routed outside the System for execution, and from market data revenue collected through its participation in the Unlisted Trading Privilege plan. As a result, the Company's revenue could vary based on transaction volume and transaction fee levels, and on continued participation in the Unlisted Trading Privilege plan.

6. EMPLOYEE BENEFITS

Employees of the Company are eligible to participate in an affiliate's 401(k) plan under which they can contribute up to 15% of pre-tax compensation. The Company matches 100% of the first 4% of employee pre-tax contributions. All employer provided contributions are subject to change in future years.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or amounts that approximate fair value.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2004

Brut, LLC
55 Broadway 9th Floor
New York, New York 10006

In planning and performing our audit of the consolidated financial statements of Brut, LLC and subsidiary (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 25, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3; and in making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of managers, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP